UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SKULLCANDY, INC.

(Name of Subject Company (Issuer))

MRSL Merger Co.

(Offeror) a direct wholly owned subsidiary of

MRSK Hold Co.

(Parent of Offeror)

Mill Road Capital II, L.P.

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

83083J104

(CUSIP number of class of securities)

MRSK Hold Co.

Attn: Thomas E. Lynch

382 Greenwich Ave., Suite One

Greenwich, Connecticut 06830

Telephone: (203) 987-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Peter M. Rosenblum, Esq.

Joseph J. Basile, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, Massachusetts 02210

(617) 832-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$210,274,294	$21,175***

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $6.35 (i.e., the per share tender offer price) by (y) the sum of (a) 28,800,219, the number of shares of common stock issued and outstanding, plus (b) 2,576,792, the number of shares of common stock issuable pursuant to outstanding stock options, plus (c) 1,478,164, the number of shares of common stock subject to restricted stock unit awards, plus (d) 258,887, the number of shares of common stock subject to performance stock units. The foregoing share figures have been provided by the issuer to the offeror and are as of August 25, 2016.
**	The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $100.70 per million dollars of the value of the transaction.
***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,175	Filing Party: MRSL Merger Co., MRSK Hold Co. and Mill Road Capital II, L.P.
Form of Registration No.: Schedule TO	Date Filed: September 1, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 1, 2016, as amended by Amendment No. 1 filed on September 8, 2016 (as so amended and as amended herein, the “Schedule TO”), by MRSL Merger Co., a Delaware corporation (“Purchaser”), a direct wholly owned subsidiary of MRSK Hold Co., a Delaware corporation (“Parent”), which is a direct wholly owned subsidiary of Mill Road Capital II, L.P., a Delaware limited partnership (“Mill Road”), relating to the offer by Purchaser to purchase all issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Skullcandy, Inc., a Delaware corporation (“Skullcandy”), other than any Shares that are owned immediately prior to the commencement of the Offer by Mill Road or by Parent, Purchaser, Skullcandy or any of their wholly owned subsidiaries, at a price of $6.35 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 1, 2016 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer,” amends and supplements the Schedule TO as follows. Initially capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 7.	Source and Amount of Funds or Other Consideration.

The Offer to Purchase and Item 7 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in Section 12—“Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by inserting the following new paragraphs immediately after its third paragraph:

“The $40 million secured revolving credit facility included in the Committed Debt Financing will terminate on the fifth anniversary of the closing date of the Committed Debt Financing, and any outstanding loans thereunder will be due and payable in full on such date. The term loans will amortize in part in quarterly installments over the five-year term of the new credit facility, and the remaining balance of the term loans will mature on such fifth anniversary. Amounts borrowed in the Committed Debt Financing will be subject to certain mandatory prepayments, subject to various exceptions, from (a) net cash proceeds from the issuance of additional debt, (b) a portion of the net amount of consolidated excess cash flow for any year (commencing with 2017) minus the amount of certain voluntary prepayments in such year, (c) net cash proceeds from certain asset sales, (d) net cash proceeds from the issuance of equity pursuant to any permitted equity cure and (e) net cash proceeds from certain extraordinary receipts. Certain voluntary and mandatory prepayments will require the payment of certain prepayment premiums to the lenders.

Amounts borrowed under the revolving credit facility included in the Committed Debt Financing will bear interest, at the borrowers’ option, at a rate per annum equal to either (a) the LIBOR rate, plus a margin of 2.75%, or (b) a fluctuating reference rate equal to the highest of (i) the prime rate, (ii) the federal fund open rate plus 0.50% or (iii) the one month LIBOR rate plus 1.00%, plus a margin of 1.00%. Amounts borrowed under the term loan facility will bear interest, at the borrowers’ option, at a rate per annum equal to either (a) the LIBOR rate, plus a margin of 7.50% to 8.00% based on the leverage ratio determined as of the end of the most recently completed fiscal quarter of the borrowers, or (b) a fluctuating reference rate (not to be less than 3.25%) equal to the highest of (i) the prime rate, (ii) the federal fund open rate plus 0.50% or (iii) the one month LIBOR rate plus 1.00%, plus a margin of 6.25% to 6.75% based on the leverage ratio determined as of the end of the most recently completed fiscal quarter of the borrowers. In addition to certain other fees and expenses of the lenders, the borrowers are required to pay a commitment fee, an underwriting fee and a closing fee, payable to the lenders on the closing date of the Committed Debt Financing.

The borrowers’ obligations with respect to the Committed Debt Financing will be guaranteed by Parent and certain subsidiaries of Skullcandy and will be secured by a pledge of substantially all of the assets of the Loan Parties (as defined below), including a pledge of the equity interests of each U.S. domestic subsidiary of the Loan Parties and a portion of the equity interests of certain foreign subsidiaries of the Loan Parties, subject to customary exceptions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MRSL Merger Co.

By:	/s/ Scott P. Scharfman
Name:	Scott P. Scharfman
Title:	Vice President

MRSK Hold Co.

By:	/s/ Scott P. Scharfman
Name:	Scott P. Scharfman
Title:	Vice President

Mill Road Capital II, L.P.
By:	Mill Road Capital II GP LLC
Its General Partner

By:	/s/ Scott P. Scharfman
Name:	Scott P. Scharfman
Title:	Management Committee Director

Dated: September 22, 2016